Exhibit 99.6 • Xxx • Xxx OPERATIONS Matt Marsh Ryan Kilcullen Dave Merkley

AGENDA • Introduction • Enabling Growth & Network Returns • Transforming Our Manufacturing Approach • Customer Value Creation & FC Process Innovation • Capacity Project Update PAGE 2

• Xxx • Xxx INTRODUCTION

HARDIE OPERATIONS – HISTORICAL PERSPECTIVE

JH Operations: A significant enabler of our 35/90 organic growth strategy

NETWORK CAPACITY WITH UNIQUE RETURNS

- Regional flexibility
- Efficient freight network
- Capex:Capacity efficiency

FC MANUFACTURING SCALE ADVANTAGE

- Hatcheck scale up
- 24/7 fiber cement
- High throughput ColorPlus® technology

PROCESS INNOVATION & CUSTOMER VALUE

- Engineered for Climate®
- Low density
- Coatings advantage

JamesHardie PAGE 4

HARDIE PLANT OVERVIEW

Stage	Process Steps	Manufacturing Processes	Key Process Objectives	Inventory Model
Pre-Autoclave	Raw Materials; Sheet Machine; Autoclaves	Continuous Process	Long Continuous Run	Make-to-Inventory
		Raw Material Conversion	Raw Material Yield	Postponed Differentiation
Post-Autoclave	Finishing; ColorPlus®; Finished Goods Inventory	Material Handling	Long Continuous Run	Make-to-Inventory
		Discrete Piece Processing	Coatings Yield	& Make-to-Order

JamesHardie PAGE 5

SHEET MACHINE INDEX CONCEPT 4x4 Sheet Machine 9x5 Sheet Machine Machine Throughput Drivers Tub 1 Tub 1 Machine throughput of “design product” is determined by: 4 Tubs • Machine index • Film build capability Tub 4 9 Other factors that influence Tubs throughput: 4’ Width • Product line discounts on felt speed • Machine width utilization Tub 9 5’ Width PAGE 6

MACHINE INDEXING CREATED HIGH THROUGHPUT FC A culture of engineering step-change has yielded a tremendous increase in manufacturing scale Key: Tub Config Finishing SM Index PAGE 7

MANUFACTURING SCALE CREATES FC MOAT Manufacturing scale creates a significant competitive advantage machine hour machine Volume/gross Throughput Capital $/Annual Capital Fontana Plant City Tacoma Pulaski Fontana Plant City Tacoma Pulaski Capital Efficiency Unmatched Machine Size & Automation by Competitors Yields High Labor Efficiency PAGE 8

PROCESS INNOVATION LEADS TO CUSTOMER VALUE

Internally developed process capability enables product differentiation

Product thickness & density control	→	HardieTrim® & Artisan® product lines
Fit-to-purpose manufacturing processing	→	HardieZone ® Engineered for Climate®
Post-processing engineering	→	Aspyre
Coatings application expertise	→	ColorPlus ® Technology

JamesHardie PAGE 9

HARDIE OPERATIONS – ENABLING FUTURE VALUE CREATION JH Operations: Organized to deliver on the next phase of value creation in our 35/90 organic growth strategy NETWORK CAPACITY FC MANUFACTURING PROCESS INNOVATION & WITH UNIQUE RETURNS SCALE ADVANTAGE CUSTOMER VALUE High scale mega-sites Transforming from the world FC process innovation & optimizing total network leading FC producer to a scale advantage delivering returns world class manufacturer customer value & returns PAGE 10

• Xxx • Xxx ENABLING GROWTH & NETWORK RETURNS

HISTORICAL CORE CONCEPTS IN CAPACITY PLANNING Core concepts of our approach to capacity management Provide supply ahead of demand to enable JH organic growth strategy Make network design investments with the end state in mind Design an optimal network footprint for JH by optimizing a multi-part equation Freight costs Capital costs Site operational costs Our understanding of the drivers of our network cost equation combined with our insights of our long-term organic growth strategy enabled the creation of a highly efficient current state manufacturing footprint PAGE 12

DESIGNING AN OPTIMIZED JH FOOTPRINT JH Total Network Cost Trade-Off Curve Total Network Cost Network Total # of Site Locations As the Number of Freight Total Manufacturing Sites Increases Capex Site Opex PAGE 13

PHASES OF OUR NETWORK EXPANSION Phase 1 Phase 2 Phase 3 Markets Existing Enabled HZ10 HZ5 Approach Greenfield Greenfield Brownfield Bias Network Significant LOH Continued LOH Reductions Product Line Flexibility Enabler Reductions Post-autoclave Value Add Multi-Line Sites Full-Wrap Capability Brownfield Capability Phase 1 Phase 2 Phase 3 Landed Cost # of Locations PAGE 14

JH NORTH AMERICAN MANUFACTURING NETWORK Post-recessionSingle & double capacity line flat sheetadds –plants combination were constru of greenfctedield to enable& brownfield NA FC sites growth LocationsRecent brownfield driven by sites proximity have usedto raw site materials optionality & ma torket create to minimize multi-line freight plants with continued investment in post-autoclave value-add capability Nameplate Capacity (mmsf) Tacoma,Tacoma, WAWA Greenfield Additions 3,2264,6261,216550 mmsf mmsf ProductsProducts Reno, NV Peru, IL Pulaski, VA Primed PrimedSidingRaw Siding(HardieZone®) Siding Fontana,Fontana, CACA BackerBacker Fontana,Fontana, CACA Summerville, SC Waxahachie, TX Prattville, AL Trim Cleburne,Cleburne, TXTX PlantPlantPlant City, City,City, FL FLFL ColorPlus®ColorPlus® Technology HardieShingle®Heritage Brownfield Additions Aspyre Note: Nameplate capacity of 4,626mmsf is post completion of announced greenfield expansion in Alabama of 600 mmsf. PAGE 15

KEY LEARNINGS THROUGH PHASE 3 OF OUR EXPANSION Insights from our expansion to date have led us to value creation opportunities for our phase 4 expansion Key Insights Brownfield expansion offers a significant capital efficiency over greenfield Multi-line (3+ SM) plants can be efficiently run and have the opportunity to enable a valuable scale advantage with site improvements & operating changes Pre- and Post-autoclave assets can be decoupled – both on-site & by distance Regional machine/product line specialization benefit is enabled by volume scale Diminishing freight returns from greenfield sites creates an opportunity for value creation through brownfield expansion expertise & mega-site operations PAGE 16

INSIGHT EXAMPLE #1: MULTI-LINE OPERATING OPPORTUNITY

Addition of 3rd SM
Cleburne Pre-Expansion


ColorPlus®
Finishing
Finishing
Finishing
Autoclaves
Sheet Machine
Sheet Machine
Sheet Machine
Raw Mats

Opportunities

Post-autoclave flexibility

By-pass finishing for Color

Shared systems running at high utilizations, driving plant decision making despite low value add

Site leadership focus: continuous improvement instead of constraint management

Material flow optimization

JamesHardie
PAGE 17

INSIGHT EXAMPLE #2: REGIONAL PRODUCT SPECIALIZATION Regional Specialization of Products: • Input cost advantage • Machines advantaged Operational Advantages • Reduced changeovers • Improvements from specialization Opportunity to ship higher ratio of products via rail PAGE 18

INSIGHT EXAMPLE #3: POST AUTOCLAVE SPOKE OPPORTUNITY Enabled mega-site provides in market, post autoclave operations  Low input cost  Low capital cost (land, building, and installation) Rail  In plant economies of scale  Competitive rail enabled Prattville, AL  Shortened truck length of haul PAGE 19

INSIGHT EXAMPLE #4: SPECIALIZATION FOR EFFECTIVE CAPACITY 5 foot wide machines Optimize products to Plank Opportunity machines Plank Plank Plank Panel Plank More output with same hours Changeover Reduction Low incremental cost to produce Efficient supply chain Plant B 5 foot machine Plant A 4 foot machine PAGE 20

TODAY TO 35/90 – PHASE 4 OF OUR NETWORK EXPANSION In our phase 4 network expansion we will look to apply these insights Brownfield expansions at existing sites Investments in multi-line (3+ SM) sites will enable efficient mega-sites Individual capacity investments will deliver total network optimization benefits Post-autoclave decoupling will enable on-site efficiencies as well as the potential for spoke value add operations PAGE 21

CORE CONCEPTS OF A MEGA-SITE (INSIDE THE WALLS)


Potential Mega-Site Configuration
In Market Spoke
6
Finished Goods Inventory
Rail Optimized Outbound Shipping
5
Cellular Finishing for ToM
4
ColorPlus®
High T/P Specialized Finishing
Autoclaves
3
Sheet Machine (Flex)
2
Sheet Machine (Spec.)
Sheet Machine (Spec.)
Sheet Machine (Spec.)
1
Raw Mats
3

1. Capex & opex efficiencies from multi-line construction & operations
2. Flex product line capability for full local market coverage, specialized to distribute unit cost advantage into network
3. Excess capacity in support systems enables focus on true value drivers
4. Single-stage value add in post-autoclave operations
5. High-volume, efficient rail shipping
6. In-market spoke enables a freight optimized approach benefiting from mega-site scale in other markets

JamesHardie

PAGE 22

CORE CONCEPTS OF MEGA-SITES (OUTSIDE THE WALLS) Deliver landed cost advantage while benefiting from site scale – In-market spoke enables freight Tacoma, WA efficiencies Reno, NV Peru, IL – High volume rail capability Pulaski, VA Fontana, CA Summerville, SC Waxahachie, TX – Optimized plant and product mix Prattville, IL Cleburne, TX Plant City, FL Plant Mix – all plants Plant Mix – impacted plants PAGE 23

CAPACITY SUMMARY • Our current network footprint was designed to enable future organic volume growth at a high efficiency • Insights from our network build out are well understood, and learnings are being applied to future investments • Mega-site facilities will enable a scale advantage locally & create total network optimization benefits PAGE 24

• Xxx • Xxx TRANSFORMING OUR MANUFACTURING APPROACH

HISTORICAL MANUFACTURING APPROACH JH Manufacturing Approach: A decentralized, entrepreneurial approach utilizing step change engineering to scale a process with unlocked potential An approach that enabled unique …that contributed significantly to manufacturing capabilities… the value creation equation of JH $100M in annual revenue Industry leading economic returns from Tacoma 1: manufacturing capacity $30M invested capital Step change engineering delivering 9x5 Hatschek productivity over Generation unmatched FC cost position One 4x4 FC line FC process technology leadership creates Low Density HLD Trim customer value HZ5 Durability Northern FC PAGE 26

AN APPROACH THAT ALIGNS WITH THE OPPORTUNITY The value creation opportunity in JH manufacturing has shifted significantly… Potential of the technology Raise the potential 6x Reach the Raise the potential 18x potential 20x Machine design potential Reach the Actual machine performance Sheet Machine Throughput Machine Sheet potential 4x JH in 1995 JH in 2018 …and the approach, capabilities, and focus must align to it PAGE 27

A NEW PATH FORWARD FOR HARDIE MANUFACTURING We are in the early stages of deployment of a shift in how we manage of manufacturing site operations… From To Local site autonomy Network standardization Step change delivers the gains Continuous improvement sustains & improves Technical/Engineering managers Lean leaders Factories as innovations labs Focused factories & targeted centers of innovation PAGE 28

A TRANSFORMATION TO LEAN MANUFACTURING The adoption of a lean manufacturing approach will create the platform for our manufacturing transformation Expected Outcomes of Lean Sustain & Build on Improvements • A JH manufacturing operating system • Increased standardization • Common problem solving approach • Empowering leadership approach PAGE 29

MACHINE & PROCESS RELIABILITY We have recently launched a reliability initiative designed to increase the net production hours of our sheet machines Opportunity Approach Total Available Hrs Type 1 Loss 1. Planned Outage Type 2 Loss Minimization Type 3 Loss 2. Critical Asset Reliability Program Run Week of of Week Hours Run Production 3. Run Planning Hours Optimization Current Future State State PAGE 30

ADDITIONAL AREAS OF OPPORTUNITY & FOCUS

We have invested in organizational capability to deliver on a number of specific additional opportunities inside of JH operations

Product Line Operations

Manufacturing focus on supporting profitable product line shifts and growth.

Expected Outcomes

- Interiors Focus
- Top-of-Market Focus

ColorPlus® Operations

Enabling the market share gain approach of our product strategy group

Expected Outcomes

- Execution of a an enabling strategy for ColorPlus® Technology growth
- Inside & Outside the gate opportunity

Post Autoclave 2.0

Creating a lift in the efficiency of product flow from the autoclave to the truck.

Expected Outcomes

- Line-to-truck optimization
- Off-the-line activity elimination
- Non-value add process minimization

JamesHardie PAGE 31

JH MANUFACTURING STRATEGY SUMMARY • A culture of innovation & step change has delivered significant value creation from our historical manufacturing approach • Greater efficiencies in our base network will be generated from a shift to continuous improvement, world class manufacturing • We are designing a more rigorous operating approach to manage the scale of our current & future sites PAGE 32

• Xxx • Xxx CUSTOMER VALUE CREATION & FC PROCESS INNOVATION

JH MANUFACTURING STEP CHANGE We have also doubled down on our ability to deliver break through engineering step change in all areas of JH manufacturing Step innovation in… …enables break through progress Next Generation Hatschek New Product Enablers Mfg Platform Development JH Manufacturing Capability Time PAGE 34

STEP CHANGING THE HATSCHEK PROCESS Current Speeds vs. Enabled by step change Nameplate innovation… Potential Speed Gains Beyond Design • Significant increase in drainage rate Potential to Close Gap to Nameplate • Raw material formation modifications Current Current Speed Speed • Felt technology innovation Sheet Machine Speed Machine Sheet • New approach to sheet forming 5x6 Textured Product With Nameplate Plank Speed Discount PAGE 35

MANUFACTURING PLATFORM STEP CHANGE Manufacturing platform innovation has the potential to unlock significant process, product and cost levers in fiber cement manufacturing Enabling Product Enabling Total Enabling New Attributes Cost Optimization Products Platform A Platform B Platform C Longer Lower Capex Higher Strength Lighter Lower Cost RM Better Finish Flatter/Smoother Higher Utilization Engineered Properties PAGE 36

MANUFACTURING AND SUPPLY CHAIN SCALE Supply Chain enables efficient, full truck load shipments to distribution Scale and aggregation allows for efficient manufacturing Optionality offered Full Truck Aggregated Paint Long Sheet Machine to Customer Shipments Runs Product Runs PAGE 37

MANUFACTURING CAPABILITY SUMMARY • We have an established history in step change manufacturing innovation • We are adding to and enhancing the talent and capability of our engineering teams with the talent & capability to accelerate the pace of step change in JH • The value associated with continuous improvement has increased with our scale and we are organizing to deliver • Step change & continuous improvement efforts are both critical to delivering on our 35/90 manufacturing effort PAGE 38

• Xxx • Xxx CAPACITY PROJECT UPDATE

TACOMA 2 UPDATE



First Stacks Produced

- In start-up phase
  - C+ line expected 1H FY20
- Nameplate Capacity - 300 mmstdft/year
- Capabilities – Plank, Backer, HardieShingle®, ColorPlus® Technology
- 130 Employees at full production
- Site benefits
  - Low input cost
  - Proximity to growing markets

JamesHardie PAGE 40

ALABAMA UPDATE • Construction in process • Expected commissioning 1H FY20 • Initial Nameplate Capacity – 600 mmstdft/year • Anticipated Capabilities – HZ10 & HZ5 Plank, Backer, Aspyre Plank • 175 – 200 Employees at full production • Site benefits • Low input cost • Skilled manufacturing workforce • Rail accessibility PAGE 41

SUMMARY • Tacoma II and Alabama projects are on-track • Both investments bring incremental flat sheet and product line capacity to support future demand creation • Learnings from our previous experience in building & operating sites are being applied PAGE 42

OVERALL SUMMARY • We have a clear path forward in operations to continue to enable our 35/90 organic growth strategy • Our network design capabilities continue to improve and mega- sites are expected to be important to future capacity • Our journey to world class manufacturing has started • Process innovation and customer value creation will continue to be focus areas of our manufacturing strategy PAGE 43

• Xxx • Xxx Q&A